82-4518

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 May 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA



Dear Sir / Madam

Centrica plc
Centrica plc appoints new Senior Independent Director

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

23 May 2006

Centrica plc appoints new Senior Independent Director

Centrica announces that Mary Francis, a non-executive Director of the Company, was appointed its Senior Independent Director with effect from 19 May 2006. Patricia Mann, the previous Senior Independent Director, retired from the Board at the conclusion of the AGM held on the same date.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085